ROBERTS REALTY INVESTORS, INC.
450 Northridge Parkway, Suite 302
Atlanta, Georgia 30350

November 17, 2006

Via Edgar and Via Facsimile to (202) 772-9210
Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Re:	Roberts Realty Investors, Inc.
Annual Report on Form 10-K
Filed March 22, 2006
File No. 001-13183

Dear Mr. Gordon:

        On behalf of Roberts Realty Investors, Inc., this letter responds to the comment letter dated September 28, 2006 regarding the report referenced above. To be consistent with the style used in that filing, I use the terms “we” and “our” in this letter to refer to Roberts Realty Investors, Inc. rather than to myself as an individual.

          Our responses to your numbered comments are as follows:

          Form 10-K for the year ended December 31, 2005
          Note 8 – Segment Reporting, page F-18

1.

We have read and reviewed your response to our comment; however, we continue to question the aggregation of all of your operating segments into one reportable segment. You noted in your response dated July 31, 2006 and in your disclosure that you manage and evaluate the performance of each of your properties on an individual basis; thus, each of your properties is an operating segment pursuant to SFAS 131. However, you have not yet provided us with a thorough analysis which supports the aggregation of all of your properties based on a comparison of the economic characteristics listed in (a)-(e) of paragraph 17 of SFAS 131 and the long-term average gross margins of your properties. It still appears to us that your multifamily apartment properties and retail properties may be considered separate reportable segments under SFAS 131 since the economic characteristics of these types of properties don’t appear to be similar. Please provide us with a detailed analysis supporting the aggregation of your properties into one reportable segment based on economic characteristics, such as lease term, type of customer, and type of

Mr. Daniel Gordon
November 17, 2006

rent, and long-term performance. Aggregation is only appropriate if the segments have similar economic characteristics and the segments share a majority of the aggregation criteria listed in (a)-(e) of paragraph 17 of SFAS 131. For reference see paragraph 6 of EITF 04-10.

           Response:

After my conversations with the Staff, our independent auditors and our audit committee regarding the application of SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” to our financial reporting, we have decided to reflect three separate reportable segments under SFAS 131 in the financial statements we file with the SEC: multifamily, retail/office and land. Accordingly, we have filed our quarterly report on Form 10-Q for the quarter ended September 30, 2006 to reflect those segments. The disclosure in that report summarizes the operations of our reportable segments for the three and nine months ended September 30, 2006 and September 30, 2005. We will continue to include this segment disclosure in our future filings as required by SFAS 131.

We are in the process of amending our quarterly reports on Form 10-Q for the three months ended March 31, 2006 and June 30, 2006 to include the appropriate disclosure for our reportable segments under SFAS 131. We expect to file amendments to these reports within the next 30 days. In addition, we will include disclosure for our reportable segments for the year ended December 31, 2005 in our Annual Report on Form 10-K for the year ended December 31, 2006.

           Form 10-Q for the quarter ended June 30, 2006
           Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of
          Operation, pages 19 and 21

2.

We note that you have presented net operating income, NOI, for Addison Place on pages 19 and 21 of your MD&A. NOI per property is not an acceptable non-GAAP measure, because it is not reconcilable to a GAAP measure since net income per property is not reported. In future filings, please revise your disclosure accordingly.

           Response:

In our quarterly report on Form 10-Q for the three months ended September 30, 2006, we explained our results of operations using only GAAP measures, and we deleted any reference to net operating income (“NOI”) on a per property basis. In future filings, we will use GAAP measures to explain results of operations. However, we may refer to NOI on a consolidated basis as long as we reconcile consolidated NOI to consolidated GAAP net income.

Mr. Daniel Gordon
November 17, 2006

        Please call me at (770) 394-6000, extension 300, if I can answer any questions regarding this letter.

Sincerely,

/s/ Charles R. Elliott

Charles R. Elliott
Chief Financial Officer

cc:	Jessica Barberich, SEC Staff Accountant
Wesley P. Hudson, Reznick Group, P.C.
Charles D. Vaughn, Nelson Mullins Riley & Scarborough LLP